                          MORGAN STANLEY BALANCED FUND
                           1221 Avenue of the Americas
                               New York, NY 10020

May 24, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Larry Greene
            Division of Investment Management

RE:  MORGAN STANLEY BALANCED FUND
     (FILE NOS. 33-56853 AND 811-7245)

Dear Mr. Greene:

Thank you for your telephonic comments on May 10, 2007 regarding the registration statement on Form N-1A for Morgan Stanley Balanced Fund (the
"Fund") filed with the Securities and Exchange Commission on March 26, 2007.
Below, we provide responses or any supplemental explanations to the Staff's comments, as requested. Post-effective Amendment No. 17 to the Fund's registration statement on Form N-1A (the "Amendment"), will be filed via EDGAR on or about May 24, 2007.

            GENERAL COMMENTS TO FORM N-1A
            -----------------------------

COMMENT 1.  PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR, INCLUDING
            THE "TANDY" PROVISION.

                    Response 1. This response letter addressing the Staff's
                    comments has been filed via EDGAR correspondence, including the "Tandy" provision, separate from the corresponding
                    Post-Effective Amendment.

COMMENT 2.  PLEASE INDICATE WHETHER THE FUND IS CURRENT WITH ITS 40-17G FILINGS.

                    Response 2. The Fund is current with such filings.

COMMENT 3.  WHEN SUBMITTING A FILING, PLEASE CHECK A PROPER BOX UNDER THE
            "APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING" ON THE COVER PAGE OF
            THE REGISTRATION STATEMENT.

                    Response 3. Our review of the Fund's filing made pursuant to
                    Rule 485(a) on March 26, 2007 shows a check in the box on
                    the cover page of the filing next to " On May 31, 2007
                    pursuant to paragraph (a)(1)."

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                    With respect to the Amendment, the Fund confirms that the
                    box on the cover page of the filing next to "On May 31, 2007 pursuant to paragraph (b)" has been checked.

            COMMENTS TO THE PROSPECTUS
            --------------------------

COMMENT 4.  IF THE FUND'S INVESTMENTS IN INVERSE FLOATING RATE SECURITIES WILL
            RAISE ANY UNIQUE ACCOUNTING ISSUES, PLEASE ADD APPROPRIATE
            DISCLOSURE.

                    Response 4. The Fund is not aware of any current or future accounting issues relating to its investments in inverse
                    floaters that would require additional disclosure in the
                    Fund's registration statement.

COMMENT 5.  IN THE SECTION ENTITLED "ADDITIONAL INVESTMENT STRATEGIES", PLEASE
            PROVIDE THE PERCENTAGE LIMITATIONS FOR THE FUND'S INVESTMENTS IN
            OPTIONS AND FUTURES.

                    Response 5. We respectfully acknowledge the comment, but
                    believe the disclosure is sufficient as the Fund does not
                    have any express percentage limit on its ability to engage in futures and options. We note that the placement of the
                    "Options and Futures" disclosure in this section indicates that these techniques are not "principal investment
                    strategies" as that term is defined in Item 2 of Form N-1A.

COMMENT 6.  IN THE ANNUAL FUND OPERATING EXPENSES TABLE PLEASE ADD APPROPRIATE
            DISCLOSURE TO THE FEE TABLE IN THE PROSPECTUS IF THE FUND INVESTED
            IN OTHER INVESTMENT COMPANIES DURING THE LAST FISCAL YEAR.

                    Response 6. The Fund confirms that it did not incur
                    "Acquired Fund Fees and Expenses" in amounts necessary to
                    require disclosure pursuant to Item 3 of Form N-1A.

COMMENT 7.  IN THE "FEES AND EXPENSES" SECTION OF THE PROSPECTUS, CONSIDER
            MOVING THE FOOTNOTES TO AFTER THE EXAMPLE.

                    Response 7. We respectfully acknowledge the comment, but
                    believe the current placement of the footnotes is
                    appropriate. We believe to move the footnotes to below the
                    Example would diminish the impact of the information and
                    could result in a shareholder being unable to locate the
                    footnotes.

COMMENT 8.  IN THE SECTION ENTITLED "FUND MANAGEMENT", PLEASE CONFIRM THAT EACH
            MEMBER OF THE TEAM MANAGING THE FUND HAS BEEN LISTED.

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                    Response 8. The Fund confirms that each portfolio manager
                    that has primary responsibility for managing the Fund has
                    been listed in the "Fund Management" section.

            COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION
            ---------------------------------------------------

COMMENT 9.  UNDER "DESCRIPTION OF THE FUND AND ITS INVESTMENT STRATEGIES AND
            RISKS--OPTIONS AND FUTURES TRANSACTIONS", PLEASE DISCLOSE THAT THE
            FUND WILL USE SEGREGATED ACCOUNTS IN CONNECTION WITH ITS USE OF
            OPTIONS AND FUTURES.

                    Response 9. The Fund confirms that such disclosure is
                    included.

COMMENT 10. UNDER "DESCRIPTION OF THE FUND AND ITS INVESTMENT STRATEGIES AND
            RISKS--LOANS OF PORTFOLIO SECURITIES", IF THE FUND'S LENDING AGENT
            IS AN AFFILIATE, PLEASE STATE SO.

                    Response 10. The Fund does not use an affiliated lending
                    agent.

COMMENT 11. UNDER "DESCRIPTION OF THE FUND AND ITS INVESTMENT STRATEGIES AND
            RISKS--WHEN, AS AND IF SECURITIES", PLEASE DISCLOSE THAT THE FUND
            WILL USE SEGREGATED ACCOUNTS IN CONNECTION WITH ITS COMMITMENTS TO
            PURCHASE WHEN, AS AND IF SECURITIES.

                    Response 11. The Fund confirms that such disclosure is
                    included.

COMMENT 12. IN THE SECTION ENTITLED "PORTFOLIO MANAGERS - PORTFOLIO MANAGER
            COMPENSATION STRUCTURE," INCLUDE ONLY THOSE ITEMS THAT FORMED THE
            BASIS OF THE DISCRETIONARY COMPENSATION RECEIVED BY THE PORTFOLIO
            MANAGERS OF THE FUND DURING THE LAST YEAR.

                    Response 17. We believe the current disclosure is in
                    compliance with SEC Release 2004-89. This Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of a
                    fund's portfolio managers. The Release notes that the
                    purpose of this disclosure is to help investors better
                    understand a portfolio manager's incentives in managing a
                    fund and to shed light on possible conflicts of interest
                    that could arise when a portfolio manager manages other
                    accounts. Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other
                    accounts.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

     o    the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

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     o    the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
          Commission from taking any action with respect to the filings; and

     o    the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-762-8687.

Sincerely,
/s/ Edward Meehan
Edward Meehan